Jerold N. Siegan 312.876.7874 jnsiegan@arnstein.com

February 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler, Assistant Director

Re:	Green Planet Bioengineering Co., Ltd.
Preliminary Information Statement on Schedule 14C
Filed February 7, 2011 (“Information Statement”)
File No. 000-52622

Dear Ladies and Gentlemen:

On behalf of Green Planet Bioengineering Co., Ltd. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated February 10, 2011 (the “Comment Letter”).  Our response has been numbered to be consistent with the numbered comment in the Comment Letter.  The revisions to the Information Statement that the Company will make as set forth in this letter will be contained in Amendment #1 to the Information Statement, which the Company will file with the Commission concurrently with this letter.

General

On page 4, you disclose that as a result of the election by ONE Bio Corp. to exercise the Option, on the closing of the transaction contemplated by the Option Agreement, all of the issued and outstanding shares of capital stock of Elevated Throne, which constitutes substantially all of the assets owned by the Company, will be transferred to ONE Bio Corp. and Elevated Throne will become a 100% owned subsidiary of ONE Bio. Accordingly, pursuant to Item 1 of Schedule 14C, please expand your disclosure to provide the information required by Item 14 of Schedule l4A, including the relevant transaction and business disclosure, historical financial statements and pro forma financial statements.

Securities and Exchange Commission
Attn:  Mr. Jeffrey Riedler, Assistant Director
February 24, 2011
Page

RESPONSE: The Company has revised the information Statement in response to comment #1 to expand the disclosure to provide the applicable information required by Item 14 of Schedule 14A.

We believe that our response addresses all of the Staff Comments.  If you have any additional questions, please do not hesitate to contact the undersigned at 312-876-7874.

Very truly yours

/s/ Jerold N. Siegan
Jerold N. Siegan

JNS/las cc: Min Zhao, CEO

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.